    Filed pursuant to Rule 424(b)(3)
Registration No. 333-81190
PROSPECTUS

Novatel Wireless, Inc.

89,865,771 shares of Common Stock

        The stockholders of Novatel Wireless, Inc. (“Novatel” or the “Company”) listed in this prospectus are offering and selling up to 89,865,771 shares of common stock under this prospectus. These shares of common stock include the resale of:

•	35,288,311 shares of common stock issuable upon conversion of 27,172 shares of our Series A and Preferred Stock;

•	21,451,887 shares of common stock issuable upon exercise of common stock purchase warrants; and

•	33,125,573 presently issued and outstanding shares of common stock.

      The selling stockholders may offer their common stock:

•	through public or private transactions,

•	on or off the United States exchanges,

•	at prevailing market prices; or

•	at privately negotiated prices.

      Novatel’s common stock is listed on The Nasdaq National Market under the ticker symbol “NVTL.” On March 6, 2002, the closing price of one share of Novatel’s stock was $1.14.

       This investment involves a high degree of risk. You should invest only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 2.

       Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 11, 2002.

PROSPECTUS SUMMARY
RISK FACTORS
RISKS RELATED TO OUR BUSINESS
RISKS RELATED TO THIS OFFERING
USE OF PROCEEDS
DIVIDEND POLICY
SHARES AVAILABLE FOR FUTURE SALE
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DELAWARE LAW AND LIMITATIONS ON CHANGES IN CONTROL
TRANSFER AGENT AND REGISTRAR
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Prospectus Summary	1
Risk Factors	2
Use of Proceeds	12
Dividend Policy	12
Shares Available for Future Sale	12
Selling Stockholders	13
Description of Capital Stock	17
Plan of Distribution	21
Legal Matters	22
Experts	22
Where You Can Find More Information	22
Special Note Regarding Forward-Looking Statements	23
Incorporation of Certain Documents by Reference	23

      You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the accompanying prospectus supplement is accurate as of the date on their respective covers. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this prospectus. Without limiting the generality of the foregoing, prospective investors should carefully consider the factors set forth under the caption “Risk Factors.”

Our Company

      We are a provider of wireless data access solutions, including wireless data modems and software for use with handheld computing devices and portable personal computers. We deliver innovative and comprehensive solutions that enable businesses and consumers to access personal, corporate and public information through email, enterprise networks and the Internet. We also offer wireless data modems and custom engineering services for hardware and systems integration services to our customers to facilitate use of our products.

      Our current product portfolio includes the following:

•	The Minstrel Family of Wireless Handheld Modems, for handheld computing devices;

•	The Merlin Family of Wireless Type II PC Card Modems for portable and desktop PCs and handheld computing devices;

•	The Sage Wireless Modems for portable and desktop PCs;

•	The NRM-6812 and Expedite Family of Wireless OEM Modems for custom integration with computers and other devices; and

•	The Lancer 3W Family of Ruggedized Wireless Modems for vehicle-mounted applications.

      Our principal executive offices are located at 9360 Towne Centre Drive, Suite 110, San Diego, California 92121 and our telephone number is (858) 320-8800.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and other information contained in this prospectus before you decide whether to invest in our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and liquidity could be materially adversely affected. This may cause the trading price of our common stock to decline after this offering, and you could lose part or all of the money you paid to purchase our common stock.

RISKS RELATED TO OUR BUSINESS

We have incurred significant operating losses since our inception and we expect to continue to incur significant net losses and negative cash flows.

      We have experienced operating losses and net losses in each quarterly and annual period since our inception, and we expect to continue to incur significant losses in 2002. We incurred net losses of $3.5 million for the eight months ended December 31, 1996, $4.5 million for the year ended December 31, 1997, $5.5 million for the year ended December 31, 1998, $18.5 million for the year ended December 31, 1999, $46.9 million for the year ended December 31, 2000 and $90.9 million for the year ended December 31, 2001. In addition, we had negative cash flows from operations of $5.0 million for the year ended December 31, 1998, $5.2 million for the year ended December 31, 1999, $41.0 million for the year ended December 31, 2000 and $55.3 million for the year ended December 31, 2001. As of December 31, 2001, we had an accumulated deficit of $176.9 million. We expect our operating expenses and negative cash flows to continue in connection with new product introductions as we continue to attempt to expand our business, including related increases in product development, sales and marketing, research and development, manufacturing, and general and administrative expenses. We entered into and expect to continue to enter into significant customer contracts for the development and supply of our products. These contracts may place significant demands on our financial resources. If we are unable to increase our revenue sufficiently to offset these expenses, we will not achieve profitability and our operating losses, net losses and negative cash flows will continue.

We have been operating only since 1996 and our historic operating results may not be an indication of future operations.

      We launched our first wireless modem in 1996 and we have a limited operating history. We are subject to risks, expenses and uncertainties that young and growing companies like ours face, particularly in the evolving wireless communications market. These considerations include our ability to continue to expand our customer base, maintain our current strategic-relationships and develop new ones, deliver products associated with our key contracts in a profitable and timely manner, attract and retain qualified personnel and manage our growth. Because we have only recently commenced commercial sales of our products, our past results and rates of growth may not be meaningful, and they should not be relied upon as an indicator of our future performance.

If we cannot deliver products associated with our significant contracts in a profitable and timely manner, our reputation could be harmed and our revenue and profit margins may decrease.

      Our ability to generate future revenue under many of our significant supply contracts depends upon our ability to manufacture and supply products that meet defined specifications. To realize the benefits of these agreements, we will have to manage the following risks successfully:

•	We have priced these contracts on our estimate of future production costs. If we incur higher costs than anticipated, our gross margins on these contracts will decrease and these contracts may not be as profitable as anticipated.

•	If we are unable to commit the necessary resources or are unable to deliver our products as required by the terms of these contracts, our customers may cancel the contracts. In that event, we might not recover any costs that we incurred for research and development, sales and marketing, production and otherwise and we may incur additional costs including contractual penalties.

•	If we fail to meet a delivery deadline, or a customer determines that the products we delivered do not meet the agreed-upon specifications, we may have to reduce the price we can charge for our products, or we may be liable to pay damages to the customer.

If we are unable to successfully manage these risks or meet required deadlines in connection with one or more of our key contracts, our reputation could be harmed and our business, financial condition, results of operations and liquidity could be materially adversely affected.

If the demand for wireless access to the Internet does not increase, our revenue will continue to decline.

      Our financial condition, results of operations and cash flows were adversely affected during 2001 as a result of overall decreases in demand in the marketplace for both wireless products and wireless access services for the transmission of data. Our management believes that this trend will continue for at least the next several quarters. If this trend continues, our financial condition will be further adversely affected. A significant amount of our revenue is generated by our products for handheld computing devices and portable PCs. In addition, certain recent models of handheld computing devices and portable PCs include internal wireless modems installed by the manufacturer which reduce the need for consumers to purchase our wireless modem products. A decrease in our cash flows or our failure to generate significant revenue from new or existing products, whether due to the purchase by more consumers of handheld computing devices and PCs with wireless modems, lack of market acceptance, competition, technological change or otherwise, or the inability to reduce manufacturing or operating costs, will adversely impact our business, financial condition and results of operations.

The marketability of our products may suffer if wireless telecommunications operators do not deliver acceptable wireless services.

      The success of our business depends on the capacity, affordability and reliability of wireless data access provided by various wireless telecommunications operators. Currently, various wireless telecommunications operators such as Verizon Wireless, either directly or jointly with us, sell our products in connection with the sale of their wireless data access services to their customers. Growth in demand for wireless data access may be limited if wireless telecommunications operators cease operations, fail to offer services which customers consider valuable, fail to maintain sufficient capacity to meet demand for wireless data access, delay the expansion of their wireless networks and services, fail to offer and maintain reliable wireless network services or fail to market their services effectively. If any of these occur, or if for any other reason the demand for wireless data access fails to grow, sales of our products will decline and our business, financial condition and results of operations could be materially adversely affected.

      In addition, our future growth depends on the successful deployment of next generation wireless data networks by third parties, including those networks for which we currently are developing products. If these next generation networks are not deployed or widely accepted, or if deployment is delayed, there will be no market for the products we are developing to operate on these networks. As a result, we will not be able to recover our research and development expenses and our financial condition and results of operations and liquidity could be materially adversely affected.

We currently rely exclusively on third-party manufacturers to produce our products, and our ability to control their operations is limited.

      We currently outsource our manufacturing to Solectron de Mexico, S.A. de C.V., a subsidiary of Solectron Corporation. We also have a written understanding with Sanmina-SCI Corporation that permits Sanmina the opportunity until June 2003 to bid on all our new contract manufacturing business. We expect to continue to depend exclusively on third-party manufacturers to produce our products in a timely fashion and at satisfactory quality levels. None of these third-party manufacturers is obligated to supply products to us for any specific quantity, except as may be provided in particular purchase orders which we submit to them from time to time. If our third-party manufacturers experience delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, then product shipments to our customers could be delayed, which would negatively impact our revenues and our competitive position and reputation. The cost, quality and availability of third-party manufacturing operations are essential to the successful production and sale of our products. Our reliance on our third-party manufacturers exposes us to a number of risks, which are outside our control:

•	unexpected increases in manufacturing costs;

•	interruptions in shipments if our third-party manufacturers are unable to complete production in a timely manner;

•	inability to control quality of finished products;

•	inability to control delivery schedules;

•	inability to control production levels and to meet minimum volume commitments to our customers;

•	inability to control manufacturing yield;

•	inability to maintain adequate manufacturing capacity; and

•	inability to secure adequate volumes of components.

      If we are unable to manage successfully our relationships with these third-party manufacturers, the quality and availability of our products may be harmed. If any of our third-party manufacturers stopped manufacturing our products or reduced its manufacturing capacity, we may be unable to replace the lost manufacturing capacity on a timely basis. In addition, if any of our third-party manufacturers changed the terms under which they manufacture for us, our manufacturing costs could significantly increase. We generally place orders with our third-party manufacturers at least three months prior to scheduled delivery of products to our customers. Accordingly, if we inaccurately anticipate demand for our products, we may be unable to obtain adequate quantities of components to meet our customers’ delivery requirements or we may accumulate excess inventories. If one or more of these events were to occur, our business, financial condition and results of operations could be materially adversely affected by increased costs, reduced revenue and lower profit margins.

If we fail to adopt new technology and fail to develop and introduce new products successfully, we may not be able to compete effectively.

      We operate in a highly competitive environment, characterized by rapidly changing technology and industry standards. New products based on emerging technologies or evolving industry standards may quickly render an existing product obsolete and unmarketable. Our growth and future operating results depend in part upon our ability to enhance existing products and introduce newly developed products that conform to prevailing and evolving industry standards, meet or exceed technological advances in the marketplace, meet changing customer requirements, achieve market acceptance and respond to our competitors’ products.

      The development of new products can be very difficult and requires technological innovation. The development process is also lengthy and costly. In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. If we fail to anticipate our customers’ needs and technological trends accurately or are otherwise unable to complete the development of products on time and within budgeted amounts, we will be unable to introduce new products into the market on a timely basis, if at all. If we are unsuccessful at developing and introducing new products that are appealing to consumers, we may be unable to recover our significant research and development costs and our business, financial condition and results of operations could be materially adversely affected. In addition, as we introduce new versions of our products or new products, our current customers may not require the technological innovations of our new products and may not purchase them.

      To grow our revenue and achieve profitability, we must retain our current customers and develop new ones. If consumers view our competitors’ products as superior to ours, or if our products are unable to meet their expectations or requirements, we may be unable to retain our existing customers or to develop new customers which would materially and adversely effect our business, financial condition and results of operations.

The fluctuation of our quarterly operating results may cause our stock price to decline.

      Our future quarterly operating results may fluctuate significantly and may not meet the expectations of securities analysts or investors. If this occurs, the market price of our stock would likely decline. The following factors may cause fluctuations in our operating results:

•	Decreases in revenue or increases in operating expenses. We budget our operating expenses based on anticipated sales, and a significant portion of our sales and marketing, research and development and general and administrative costs are fixed, at least in the short term. If revenue decreases and we are unable to reduce our operating costs quickly and sufficiently, our operating results could be materially adversely affected. We have entered into and expect to continue to enter into significant customer contracts for the development and supply of our products. We expect to incur significant research and development, sales and marketing and other costs relating to the development, manufacture and sale of these products prior to receiving revenue from these contracts, if any.

•	Product mix. The product mix of our sales affects profit margins in any given quarter. As our business evolves and the revenue from the product mix of our sales varies from quarter to quarter, our operating results will likely fluctuate.

•	New product introductions. As we introduce new products, the timing of these introductions will affect our quarterly operating results. We may have difficulty predicting the timing of new product introductions and the market acceptance of these new products. If products and services are introduced earlier or later than anticipated, or if market acceptance is unexpectedly high or low, our quarterly operating results may fluctuate unexpectedly. Our quarterly operating results also fluctuate because we incur substantial upfront research and development, sales and marketing, production and other costs to support new product introductions prior to the periods in which we will recognize revenue from new products.

•	Use of supply contracts with customers. We rely on long-term supply contracts with our distributor customers. These contracts typically have minimum purchase volumes, and also typically include a non-binding, forward-looking rolling forecast and allow the customer to make certain volume changes within specified periods of time in advance of scheduled production dates. We use these forecasts for internal planning of material procurement and required manufacturing capacity, but cannot predict with certainty incoming orders or changes in forecasts. Our operating results may fluctuate as a result of deviations from forecasted amounts, the timing of substantial orders, decreases in orders, failure to fulfill orders, possible delays or shortages in component supplies, or possible delays in the manufacture or shipment of current or new products.

•	Lengthy sales cycle. In addition, the length of time between the date of initial contact with a potential customer and the execution of a contract may take several months, and is subject to delays over which we have little or no control. The sale of our products is subject to delays from our customers’ budgeting, approval and competitive evaluation processes that typically accompany significant information technology purchasing decisions. For example, customers frequently begin by evaluating our products on a limited basis and devote time and resources to testing our products before they decide whether or not to purchase a product. We commit substantial time and resources to educate potential customers on the use and benefits of our products. Customers may also defer orders as a result of anticipated releases of newer or enhanced products by us or our competitors. As a result, our ability to anticipate the timing and volume of sales to specific customers is limited, and the delay or failure to complete one or more large transactions could cause our operating results to vary significantly from quarter to quarter.

      We believe that quarter-to-quarter comparisons of our operating results will not necessarily be meaningful in predicting our future performance. If we do not achieve our expected revenue, it is possible that our operating results will fall below the expectations of market analysts or investors in some future quarter or quarters. Our failure to meet these expectations would likely adversely affect the trading price of our common stock.

We depend upon a small number of our customers for a substantial portion of our revenue.

      A significant portion of our revenue comes from a small number of customers. Our top ten customers for the year ended December 31, 2001 accounted for approximately 66.6% of our revenue. Hewlett Packard, Metricom, @Road and Hugh Symons accounted for 13%, 12.4%, 8.9% and 7.4% of our revenue, respectively, for the year ended December 31, 2001. OmniSky, @Road and GoAmerica accounted for 45.4%, 8.7% and 5.6% of our revenue, respectively, for the year ended December 31, 2000. We expect that a small number of customers will continue to account for a substantial portion of our revenue. Our business was impacted adversely by the bankruptcy of Metricom, which filed for bankruptcy in July 2001 and the bankruptcy of OmniSky which filed for bankruptcy in December 2001. If there is a downturn in the business of one or more of these customers, if one or more of these customers files for bankruptcy or becomes insolvent, if we are unable to continue to retain their business, or if we are unable to diversify our customer base, our revenue may decline.

We depend on sole source suppliers for some of our components, and our product availability and sales would be harmed if these suppliers are not able to meet our demand and alternative sources are not available.

      Our products contain a variety of components, many of which are procured from single suppliers. These components include both tooled parts and industry-standard parts, many of which are used in cellular telephone handsets. Currently, some components and certain integrated circuits are in short supply worldwide due to the explosive growth in demand for cellular-telephone handsets. If the shortage of these components or any other key components persists or worsens, we may not be able to deliver sufficient quantities of our products to satisfy demand. The cost, quality and availability of components are essential to the successful production and sale of our products. Some of these components come from sole or single source suppliers for which alternative sources may not be available. If suppliers are unable to meet our demand for sole source components and if we are unable to obtain an alternative source or if the price for a substitute is prohibitive, our ability to maintain timely and cost-effective production of our products would be seriously harmed.

If we fail to develop and maintain strategic alliances, we may not be able to penetrate new markets.

      A key element of our business strategy is to penetrate new markets by developing new products through strategic alliances with leading companies. We are currently investing, and plan to continue to invest, significant resources to develop these relationships. We believe that our success in penetrating new markets for our products will depend in part on our ability to maintain these relationships and to cultivate additional or alternative relationships. We cannot assure you that we will be able to develop additional strategic alliances, that existing relationships will be successful in achieving their purposes or that strategic partners will not form competing arrangements.

We may not be able to maintain and expand our business if we are not able to hire, retain and manage additional qualified personnel.

      Our success in the future depends in part on the continued contribution of our executive, technical, engineering, sales, marketing, manufacturing and administrative personnel. Recruiting and retaining skilled personnel, including software and hardware engineers, is highly competitive, especially in the San Diego area. Most of our senior management and other key personnel are not bound by employment agreements. If we are not able to attract or retain qualified personnel in the future, or if we experience delays in hiring required personnel, particularly qualified engineers, we will not be able to maintain and expand our business.

Any acquisitions we make could disrupt our business and harm our financial condition and results of operations.

      As part of our business strategy, we intend to review on an ongoing basis acquisition opportunities that we believe would be advantageous to the development of our business. While we have no current agreements or current discussions with respect to any acquisitions, we may acquire businesses, products, or technologies in the future. If we make any acquisitions, we could take any or all of the following actions, any one of which could adversely affect our business, financial condition, results of operations and the price of our common stock:

•	issue equity securities that would dilute existing stockholders’ percentage ownership;

•	use a substantial portion of our available cash, including proceeds from this offering;

•	incur substantial debt, which may not be available to us on favorable terms and may adversely affect our liquidity;

•	assume contingent liabilities; and

•	take substantial charges in connection with acquired assets.

      Acquisitions also entail numerous risks, including: difficulties in assimilating acquired operations, products and personnel; unanticipated costs; diversion of management’s attention from other business concerns; adverse effects on existing business relationships with suppliers and customers; risks of entering markets in which we have limited or no prior experience; and potential loss of key employees from either our preexisting business or the acquired organization. We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could harm our business and operating results.

Our future results could be harmed by risks associated with international sales and operations.

      We plan to expand our international sales and marketing activities in the future. We have limited experience in marketing, selling, distributing and manufacturing our products and services internationally. For the years ended December 31, 2000 and December 31, 2001, approximately 7% and 16%, respectively, of our revenue was derived from international accounts. As we expand international sales, we expect to become subject to a number of risks, which may increase our costs, lengthen our sales cycle and require significant management attention. These risks associated with doing business internationally generally include:

•	changes in foreign currency exchange rates;

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets, and changes in diplomatic and trade relationships;

•	less effective protection of intellectual property;

•	trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	increased expenses associated with customizing products for foreign countries;

•	unexpected changes in regulatory requirements resulting in unanticipated costs and delays;

•	longer collection cycles and difficulties in collecting accounts receivable; and

•	difficulty in managing widespread sales and research and development operations.

      Our sales and invoices are currently denominated in U.S. dollars. In the future, however, we may record sales and invoice customers in the applicable local foreign currency. If that occurs, we may be exposed to international currency fluctuations.

The wireless communications market is highly competitive and we may be unable to compete effectively.

      We compete in the wireless communications markets. The markets for wireless data access products are highly competitive and we expect competition to increase. Many of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They also may devote greater resources than we do to the development, promotion and sale of their products.

      Many of our competitors have more extensive customer bases and broader customer relationships and industry alliances that they could leverage to establish relationships with many of our current and potential customers. These companies also have significantly more established customer support and professional services organizations. In addition, these companies may adopt aggressive pricing policies or offer more attractive terms to customers, may bundle their competitive products with broader product offerings and may introduce new products and enhancements. Current and potential competitors may establish cooperative relationships among themselves or with third parties to enhance their products. As a result, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

      Our wireless communications products compete with a variety of devices, including wireless modems, traditional wired modems, wireless handsets, wireless handheld computing devices and other wireless devices. Our current and potential competitors include:

•	wireless modem manufacturers, such as Sierra Wireless, Wavecom, Option, NextCell and Tellus;

•	traditional wired modem manufacturers, such as 3Com and Xircom;

•	wireless device manufacturers, such as Handspring, Palm and Research in Motion (BlackBerry);

•	wireless handset manufacturers and next generation wireless technology providers, such as Ericsson, Motorola, Kyocera and Nokia; and

•	non-CDPD private communications network providers, such as Emotiant and Bell South.

      We expect our competitors to continue to improve the performance of their current products and to introduce new products, services and technologies. Successful new product introductions or enhancements by our competitors could reduce our sales and the market acceptance of our products, cause intense price competition and make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing, and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to remain competitive. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of our market share. Our failure to compete successfully could seriously harm our business, financial condition and results of operations.

Our products may contain errors or defects, which could decrease their market acceptance.

      Our products are technologically complex and must meet stringent user requirements. We must develop our software and hardware products quickly to keep pace with the rapidly changing and technologically advanced wireless communications market. Products as sophisticated as ours may contain undetected errors or defects, especially when first introduced or when new models or versions are released. Our products may not be free from errors or defects after commercial shipments have begun, which could result in the rejection of our products, damage to our reputation, lost revenues, diverted development resources, and increased customer service and support costs and warranty claims.

We could incur substantial costs defending our intellectual property from infringement or a claim of infringement.

      Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We may be required to spend significant resources to monitor and police our intellectual property rights. Before we do so, we may not be able to detect infringement and we may lose competitive position in the market. Intellectual property rights also may be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share. The unauthorized use of our technology by competitors could have a material adverse effect on our ability to sell our products in some markets.

      Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future either to protect our intellectual property or as a result of an alleged infringement of others’ intellectual property. These claims and any resulting litigation could subject us to significant liability for damages and could cause our proprietary rights to be invalidated. Litigation, regardless of the merits of the claim or outcome, would likely be time-consuming and expensive to resolve and would divert management time and attention away from the operation of our business. Any potential intellectual property litigation could also force us to do one or more of the following:

•	stop using the challenged intellectual property and refrain from selling our products or services that incorporate it;

•	obtain a license to use the challenged intellectual property or to sell products or services that incorporate it, which license may not be available on reasonable terms, or at all; and

•	redesign those products or services that are based on or incorporate the challenged intellectual property.

      If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our products, and our business, financial condition and results of operations may be materially adversely affected.

We may not be able to develop products that comply with applicable government regulations.

      Our products must comply with government regulations. For example, in the United States, the Federal Communications Commission (the “FCC”) regulates many aspects of communications devices, including radiation of electromagnetic energy, biological safety and rules for devices to be connected to the telephone networks. Radio frequency devices, which include our modems, must be approved under the above regulations by obtaining equipment authorization from the FCC prior to being offered for sale. Additionally, we cannot anticipate the effect that changes in government regulations may have on our ability to develop products in the future. Failure to comply with existing or evolving government regulations or to obtain timely regulatory approvals or certificates for our products could materially adversely affect our business, financial condition and results of operations. An inability or delay in obtaining FCC authorization could result in a decline in future revenue.

Terrorist attacks have contributed to economic instability in the United States; continued terrorist attacks, war or other civil disturbances could lead to further economic instability and depress our stock price.

      On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks have caused instability in the global financial markets, and have contributed to downward pressure on stock prices of United States publicly traded companies, such as us. This instability has resulted in a slowdown in the employment sector as companies assessed the impact of the attacks on their operations and on their employment needs. These attacks may lead to armed hostilities or to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the United States and could have a material adverse effect on our business, financial condition and operating results.

RISKS RELATED TO THIS OFFERING

Our stock price could be adversely affected by shares becoming available for sale under Rule 144 and as a result of registration rights agreements we have entered into with some of our stockholders.

      Some of our current stockholders hold a substantial number of shares which they will be able to sell in the public market in the near future, including shares covered by this prospectus. Sales of a substantial number of shares of our common stock offered by this prospectus or under Rule 144, or the perception that these sales may occur, could cause the trading price of our common stock to fall and could impair our ability to raise capital through the sale of additional equity securities. See “Shares Eligible for Future Sale” for further information concerning potential sales of our shares after this offering, including information concerning Rule 144 and the registration rights we have granted.

The quoted market price of our common stock is volatile, and we cannot assure you that our stock price will not decline.

      The market price of our common stock could be subject to significant fluctuations after this offering as a result of numerous factors, many of which are beyond our control. Among the factors that could affect our stock price are:

•	quarterly variations in our operating results;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community about our business or the wireless communications industry generally;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions, including the effect of market conditions on our customers and suppliers; and

•	domestic and international economic factors unrelated to our performance.

      The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Anti-takeover provisions in our charter documents and under Delaware law could prevent or delay a change in control in our company.

      Our certificate of incorporation and bylaws contain anti-takeover provisions that could prevent or delay an acquisition of our company at a premium price. These provisions:

•	provide for a staggered board;

•	prevent stockholders from taking action by written consent;

•	limit the persons who may call special meetings of stockholders; and

•	authorize our board of directors to approve the issuance of undesignated preferred stock without stockholder approval.

      In addition, Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

Our directors, executive officers and existing stockholders and their affiliates will continue to have substantial control over our company after this offering, and their interests may differ from and conflict with yours.

      Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own, in total, 67.57% of our outstanding common stock. As a result, these stockholders, whose interests may be different from and may conflict with yours, will be able to influence matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could have the effect of delaying or preventing a change of control of our company or otherwise cause us to take action that may not be in the best interests of all stockholders, either of which in turn could reduce the market price per share of our common stock.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of shares of the common stock by the selling stockholders. However, certain of the shares of common stock offered by this prospectus are issuable in the future upon the exercise of the common stock purchase warrants (the “Investor Warrants”) issued in connection with the issuance of the Series A Convertible Preferred Stock (the “Series A Preferred Stock”) issued in a private placement in December 2001 (the “2001 Private Placement”) and the payment of consideration of $1.20 per share. If all of the Investor Warrants are exercised, we will receive aggregate gross proceeds of approximately $12.7 million. In addition, if all of the approximately 10,865,403 shares of common stock issuable upon the exercise of warrants issued in other transactions are exercised, we will receive gross proceeds of approximately $7.7 million in the aggregate. We expect to use the proceeds from the exercise of the warrants and options, if any, for general corporate purposes. See “Description of Capital Stock.”

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to finance the growth and development of our business. Therefore, we do not anticipate that we will declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any existing indebtedness and other factors the board of directors deems relevant.

SHARES AVAILABLE FOR FUTURE SALE

      Upon completion of the offering, we will have 114,383,960 shares of common stock outstanding, assuming no exercise of options after December 31, 2001 and assuming the issuance of 35,288,311 shares of common stock issuable upon conversion of the Series A Preferred Stock and the issuance of 21,451,887 shares of common stock upon the exercise of all the warrants covered by this prospectus. All of these shares, other than those shares which were converted into common stock from shares acquired as part of our Series D Preferred Stock financing in June, July and October 2000, which continue to be subject to the volume limitations provisions of Rule 144, will be freely tradable without restriction in the public market unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act.

      In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, which will be approximately 1,143,840 shares upon completion of this offering; or

•	the average weekly trading volume during the four calendar weeks preceding the sale.

      A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his, her or its shares for at least two years is entitled to sell his, her or its shares under Rule 144(k) without regard to the volume limitations described above. Persons deemed to be affiliates are subject to the volume limitations, even after the applicable holding periods have been satisfied. We are unable to estimate the number of our common shares that may be sold under Rule 144 because this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Any future sale of substantial amounts of our common stock in the open market may adversely affect the market price of our common stock.

      At December 31, 2001, options to purchase 9,136,874 shares of our common stock were outstanding under out stock option plans, 3,831,044 of which were exercisable. All shares of common stock issuable upon exercise of these options are subject to an effective registration statement on Form S-8 and therefore such shares may be resold without restriction. Also, as of December 31, 2001, approximately 10,865,403 shares of common stock were issuable upon exercise of presently outstanding warrants. These shares are entitled to certain registration rights, and upon the effectiveness of an applicable registration statement, would be eligible for resale without restriction. Until a registration statement covering these shares is effective, these shares of common stock would be tradable subject to the holding period restrictions under, and compliance with the other requirements of, Rule 144 discussed above.

      No predictions can be made as to the effect that sales of common stock under Rule 144, pursuant to a registration statement or otherwise, or the availability of shares of common stock for sale, will have on the market price prevailing from time to time. Sales of substantial amounts of common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices and could impair our future ability to raise capital through an offering of our equity securities. See “Risk Factors.”

SELLING STOCKHOLDERS

      The following table sets forth information with respect to each selling stockholder’s beneficial ownership of our common stock as of December 31, 2001 and as adjusted to reflect the sale of common stock offered by this prospectus. Except as otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their securities, except to the extent that authority is shared by spouses under applicable law or as otherwise noted below. The information in the table concerning the selling stockholders who may offer common stock under this prospectus from time to time is based on information provided to us by these securityholders, except for the conversion price of shares of Series A Preferred Stock into common stock and the exercise ratio of the Investor Warrants. Information concerning these selling stockholders may change from time to time and any changes of which we are advised will be set forth in a prospectus supplement to the extent required. See “Plan of Distribution.”

      Each stockholder’s percentage ownership in the following table is based on 54,643,762 shares of common stock issued and outstanding as of December 31, 2001. For purposes of calculating each stockholder’s percentage ownership, all options and warrants exercisable on or before March 1, 2002 held by the particular stockholder are treated as outstanding shares, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to the shares.

	Shares of
	Common Stock
	Beneficially	Shares of	Shares of Common Stock
	Owned Prior to	Common Stock	Beneficially Owned
	this Offering	Being Offered	After this Offering

Selling Stockholder	Number	Number	Number	Percentage

Advent Israel Ltd. Partnership	81,474	81,474	*	*
Advent Partners Ltd. Partnership	39,033	39,033	*	*
Aether Capital, L.L.C.(1)	9,238,845	9,238,845	*	*
Alpha Capital AG	422,077	422,077	*	*
ARGC, LLC	8,265	8,265	*	*
ARGC III, LLC	14,469	14,469	*	*
Bank of Montreal Capital Corporation(2)	5,635,457	4,139,584	1,495,873	2.7
Beal, Thomas	55,704	55,704	*	*
Biancamano, J. Keith	4,170	4,170	*	*
Bildner, Carl	207,783	207,783	*	*
Blank, Lois	5,000	5,000	*	*
BT Investment Partners, Inc.	1,936,617	528,168	1,408,449	2.5
Busby Battles PLLC	24,000	24,000	*	*
Calep Equities LLC	20,868	20,868	*	*

	Shares of
	Common Stock
	Beneficially	Shares of	Shares of Common Stock
	Owned Prior to	Common Stock	Beneficially Owned
	this Offering	Being Offered	After this Offering

Selling Stockholder	Number	Number	Number	Percentage

Chang, Wai Ku	1,000	1,000	*	*
Charles Schwab Trust Company TTEE Orrick Herrington & Sutcliffe LLP Retirement Plan (FBO Blasé Dillingham)	3,477	3,477	*	*
Choi, Jong Tae	67,149	67,149	*	*
Christianson, Theodore J.	4,317	4,317	*	*
Cooperman, Kathryn E.	14,103	14,103	*	*
Corey, Robert	150,000	150,000	*	*
Cornerstone Equity Investors IV, L.P.(3)	12,583,230	12,583,230	*	*
Digital Media & Communications Ltd. Partnership	285,393	285,393	*	*
Duffey, Joseph	50,000	50,000	*	*
Ecology Management Corporation	16,383	16,383	*	*
Flashner, Rochelle	25,000	25,000	*	*
Gerlach & Co.	233,814	233,814	*	*
GMN Investors II, L.P.	2,982,152	1,552,220	1,429,932	2.6
Golden Gate Development & Investment	118,722	118,722	*	*
Gruber, Eileen Sherman	9,000	9,000	*	*
GSM Capital Limited Partnership	7,058,516	7,058,516	*	*
Hartman, Roger	37,491	37,491	*	*
Ironside Venture Partners II, LLC	313,041	313,041	*	*
Jahic, Jodi Sherman	75,000	75,000	*	*
Jaramillo, Jesse	1,000	1,000	*	*
Kuck, Gary L.	53,595	53,595	*	*
Leparulo, Peter	217,714	5,214	212,500	*
Levinson, Joan	235,710	235,710	*	*
Louis, Robin	140,865	102,559	38,303	*
The Lynch Foundation	658,441	658,441	*	*
Peter S. Lynch and Carolyn A. Lynch JROS	604,416	604,416	*	*
Lynch Children’s Trust FBO Anne Lynch	79,350	79,350	*	*
Lynch Children’s Trust FBO Elizabeth Lynch	79,350	79,350	*	*
Lynch Children’s Trust FBO Mary Lynch	79,350	79,350	*	*
Peter S. Lynch Charitable Lead Annuity Trust	38,831	38,831	*	*
Peter S. Lynch Charitable Trust	38,831	38,831	*	*
Peter and Carolyn Lynch Charitable Remainder Trust	278,570	278,570	*	*
Major, John E.(4)	2,168,086	422,077	1,746,009	3.2
Marco Polo Industries Co., Ltd.(5)	3,854,606	3,854,606	*	*
May, Samuel	32,013	32,013	*	*
McCabe, Anne E.	67,532	67,532	*	*
McCabe, George F.	126,623	126,623	*	*
Millet, David F.	253,246	253,246	*	*

	Shares of
	Common Stock
	Beneficially	Shares of	Shares of Common Stock
	Owned Prior to	Common Stock	Beneficially Owned
	this Offering	Being Offered	After this Offering

Selling Stockholder	Number	Number	Number	Percentage

Mitgang, Michael	89,812	89,812	*	*
Mitgang, Michael Alan and Barbara Ellen Gottesman JT TEN	42,627	42,627	*	*
MRM Life Ltd.(6)	450,000	450,000	*	*
Nadeau Trail, Inc.	14,358	14,358	*	*
Newton, Sarah B.	168,831	168,831	*	*
Norske Holdings Group	143,596	143,596	*	*
Orrick Herrington & Sutcliffe LLP	20,868	20,868	*	*
Oros, David	55,704	55,704	*	*
P.S. Capital LLC	316,956	316,956	*	*
Pequot Navigator Offshore Fund Inc.	844,155	844,155	*	*
Pequot Scout Fund L.P.	1,688,311	1,688,311	*	*
Pilot Ventures Trust	422,077	422,077	*	*
Piper, Tad W.	4,317	4,317	*	*
Randolph Street Partners III (Third Venture)	45,324	45,324	*	*
Randolph Street Partners III (Third Venture-Tranche B)	10,431	10,431	*	*
Randolph Street Partners III (Third Venture-Tranche C)	75,974	75,974	*	*
Randolph Street Partners 1998 DIF, LLC	155,688	155,688	*	*
Roffman, Kathleen	1,000	1,000	*	*
Roffman, Richard	1,000	1,000	*	*
RS Emerging Growth Pacific Partners Master Fund Unit Trust	4,322,078	4,322,078	*	*
RS Emerging Growth Pacific Partners Onshore L.P.	199,219	199,219	*	*
RS Emerging Growth Partners L.P.	97,921	97,921	*	*
RS Emerging Growth Premium Partners L.P.	449,090	449,090	*	*
The RS Information Age Fund	2,161,038	2,161,038	*	*
RS Internet Age Fund	1,215,584	1,215,584	*	*
Sanmina-SCI Corporation	3,000,000	3,000,000	*	*
Sherman Capital Group LLC(6)	105,000	105,000	*	*
Sherman Family Foundation(6)	36,000	36,000	*	*
Sherman, David	9,000	9,000	*	*
Sherman, Heidi	75,000	75,000	*	*
Sherman, Jill	75,000	75,000	*	*
Sherman, Jonathan	75,000	75,000	*	*
Sherman, Roberta(6)	100,000	100,000	*	*
Sherman, Samuel	217,500	217,500	*	*
Sherman, Stephanie	15,000	15,000	*	*
Sherman, Steven(6)	3,655,861	3,565,861	90,000	*
Sherman, Todd	15,000	15,000	*	*

	Shares of
	Common Stock
	Beneficially	Shares of	Shares of Common Stock
	Owned Prior to	Common Stock	Beneficially Owned
	this Offering	Being Offered	After this Offering

Selling Stockholder	Number	Number	Number	Percentage

Silicon Valley Bank	560,810	560,810	*	*
Southpoint Consolidated Limited Partnership(6)	200,000	200,000	*	*
Special Situations Cayman Fund L.P.	1,730,519	1,730,519	*	*
Special Situations Fund III L.P.	5,191,558	5,191,558	*	*
Special Situations Private Equity Fund L.P.	2,363,635	2,363,635	*	*
Special Situations Technology Fund L.P.	1,688,311	1,688,311	*	*
Tam, Ambrose	1,533,100	1,386,850	146,250	*
Triton West Group, Inc.	3,376,622	3,376,622	*	*
Tuckel, Elliott J.	67,149	28,203	38,946	*
U.S. Bancorp Piper Jaffray	177,411	177,411	*	*
UMB Bank NA Trustee —The Orrick Herrington & Sutcliffe LLP Defined Contribution Plan (FBO Blasé Dillingham)	693	693	*	*
Uphoff, Jamie	500	500	*	*
Ventures West Investments Ltd.(2)	845,323	620,385	224,938	*
Waterman & Co.	359,712	359,712	*
WEC Asset Management LLC	1,688,311	1,688,311	*	*
Whitley, Brian	2,000	2,000	*	*
Wireless Equities, LLC	844,155	844,155	*	*
Working Ventures Canadian Fund, Inc.	4,880,301	4,880,301	*	*
Znaimer, Sam(2)	112,693	82,853	29,840	*

*	Represents less than 1.0% of the outstanding common stock.

(1)	David S. Oros, one of Novatel’s directors, serves as Chairman, Chief Executive Officer and President of Aether Systems, Inc., which is the sole member of Aether Capital, LLC, the record holder of these securities. Mr. Oros holds voting and investment control over these securities and disclaims beneficial ownership of these securities except to the extent of his pecuniary interest.

(2)	Bank of Montreal Capital Corporation and Ventures West Investments Limited are both controlled by Ventures West Capital Ltd. Sam Znaimer, one of Novatel’s former directors, is a senior vice president and a member of the board of directors of Ventures West Capital Ltd.

(3)	Robert Getz and Mark Rossi, two of Novatel’s directors, are each a Managing Director of Cornerstone Equity Investors, LLC. Cornerstone Equity Investors IV, L.P., the record holder of these securities, is an investment fund whose managing general partner is Cornerstone Equity Investors, LLC. Mr. Getz and Mr. Rossi hold voting and investment control over these securities and each disclaims beneficial ownership of these securities except to the extent of his respective pecuniary interest.

(4)	John E. Major is the Chairman of the board of directors and Chief Executive Officer of Novatel.

(5)	Horst Pudwill, one of our former directors, owns a limited partnership interest in Marco Polo Industries Co., Ltd., an investment firm. Mr. Pudwill holds voting and investment control over these securities and disclaims beneficial ownership of these securities except to the extent of his pecuniary interest.

(6)	Steven Sherman is one of Novatel’s directors. Mr. Sherman holds voting and investment control over the securities held by MRM Securities Limited, Southpoint Consolidated Limited Partnership, Sherman Capital Partners and Roberta Sherman. Mr. Sherman is the sole general partner of Sherman Family Foundation.

      Several of the selling stockholders have agreed that they will not, prior to 90 days following the effectiveness of this registration statement, sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to an aggregate amount of approximately 16.2 million shares (collectively, a “Disposition”), engage in any hedging or other transaction which is designed to or could reasonably be expected to lead to or result in a Disposition of the shares.

DESCRIPTION OF CAPITAL STOCK

      Our certificate of incorporation authorizes the issuance of 365,000,000 shares of capital stock, of which 350,000,000 shares are designated as common stock, par value $.001 per share, and 15,000,000 shares are designated as Preferred Stock, 30,000 of which have been designated as Series A Preferred Stock. As of December 31, 2001, 54,643,762 shares of common stock were issued and outstanding and 27,172 shares of Series A Preferred Stock were issued and outstanding.

Common Stock

      Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of all stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as may be declared by our Board of Directors from funds legally available for that purpose. In the event of a liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and subject to prior distribution rights of any outstanding preferred stock. Our common stock carries no preemptive, conversion or other subscription rights and there are no applicable redemption or sinking fund provisions.

      Section 2115 of the California Corporations Code (the “California Law”) provides that a corporation not incorporated in a state other than California (like our company, which is incorporated in Delaware) may nevertheless be subject to certain of the provisions of the California Law (as specified in Section 2115 of the California Law) applicable to California corporations (commonly designated a “Quasi-California Corporation”) if more than one-half of its outstanding voting securities are owned of record by persons having addresses in California and more than half of its business is conducted in California (generally, if the average of its property factor, payroll factor and sales factor as defined in Sections 25129, 25132 and 25134 of the California Revenue and Taxation Code is more than 50 percent during its latest full income year). However, a foreign corporation will not be treated as a Quasi-California Corporation if it has outstanding securities designated as qualified for trading on The Nasdaq Stock Market or any successor thereto. Since our common stock is qualified to trade on The Nasdaq Stock Market, Section 2115 does not apply to us.

Preferred Stock

      Our board of directors, without the approval of the holders of the common stock, is authorized to designate for issuance up to 15,000,000 shares of preferred stock, in any series and with any rights, privileges and preferences as our board of directors may from time to time determine. As of the date of this prospectus, 30,000 of these shares have been designated as Series A Preferred Stock, 27,172 of which are issued and outstanding.

      Series A Preferred Stock. Each share of Series A Preferred Stock is entitled to receive cumulative dividends, payable commencing as of the date of issuance and thereafter quarterly on January 1, April 1, July 1 and October 1 of each year, when and as declared by our board of directors at the initial rate of 8.0% per annum, compounded quarterly, of the purchase price paid per share of Series A Preferred Stock in preference to any payment made on any shares of common stock. The dividend rate on the Series A Preferred Stock was reduced to the rate of 6.5% per annum following stockholder approval of the issuance of Series A Preferred Stock and Investor Warrants (the “2001 Private Placement Issuances”) on February 1, 2002. In addition, each share of Series A Preferred Stock shares in all ordinary dividends or distributions, except for liquidating distributions, declared or paid on the common stock on an as-converted basis. Each share of Series A Preferred Stock is also entitled to a liquidation preference of $1,000.00 per share (the “Liquidation

Preference”), plus any accrued but unpaid dividends, in preference to any other class or series of our capital stock.

      The Series A Preferred Stock is convertible, at the option of the holder at any time, into the number of shares of common stock as is determined by dividing the Liquidation Preference plus an amount equal to all accrued and unpaid dividends by the “conversion price,” which is initially $0.77 per share of common stock, as may be adjusted from time to time as a result of stock dividends, distributions payable in common stock, stock splits, reverse stock splits, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations or the like. Following any of the events listed in the previous sentence, the conversion price and the number of shares of common stock issuable upon conversion of the Series A Preferred Stock in effect immediately prior to those events will, concurrently with the effectiveness of those events, be proportionately decreased or increased, as appropriate.

      If we declare or pay a dividend or other distribution to holders of common stock payable in securities other than common stock, the holders of Series A Preferred Stock will receive upon conversion, in addition to the entitled number of shares of common stock, the amount of securities they would have received had they converted prior to the dividend or distribution. Similarly, if the common stock issuable upon conversion of the Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock by capital reorganization, reclassification, or otherwise, the holders of the Series A Preferred Stock will receive upon conversion the securities they would have received had they converted before the event. Further, if we sell substantially all of our assets or merge or consolidate with or into another entity, the Series A Preferred Stock will be convertible into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of common stock deliverable upon conversion of Series A Preferred Stock would have been entitled to receive upon sale, consolidation or merger based on the Conversion Price, effective during the sale, consolidation or merger.

      On or at any time following the earliest of:

•	the sale or merger of our company wherein a change of control occurs, and

•	December 21, 2008,

each holder of Series A Preferred Stock may elect to have us redeem any outstanding shares of Series A Preferred Stock, to the extent we have funds legally available for the redemption. If funds are then legally available, the redeeming holder of Series A Preferred Stock will receive an amount equal to:

•	the number of shares of Series A Preferred Stock submitted for redemption multiplied by

•	the Liquidation Preference plus all accrued but unpaid dividends on the Series A Preferred Stock, through the date of redemption, whether or not declared.

However, a holder of Series A Preferred Stock will not be entitled to redemption as a result of a sale or merger if the change of control results from the acquisition by that holder of Series A Preferred Stock or that holder’s affiliates of beneficial ownership of our securities representing more than 50% of the voting power.

      We may redeem, in whole or in part, outstanding shares of the Series A Preferred Stock on a pro rata basis among the holders of the Series A Preferred Stock at a redemption price per share equal to the Liquidation Preference plus all accrued but unpaid dividends on the Series A Preferred Stock, provided that:

•	the registration statement containing this prospectus is effective;

•	the average of the closing prices of the common stock as reported by The Nasdaq Stock Market over the 20 consecutive trading-day period ending not more than five business days prior to our notice of redemption is greater than or equal to the product of (x) the Series A Conversion Price in effect on the last day of the 20 consecutive trading-day period and (y) 2.50; and

•	from the date of our notice of redemption to the redemption date:

•	we have not received any request from the SEC or any other federal or state governmental authority for amendments or supplements to the registration statement or this prospectus or for additional information;

•	no stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose has been issued by the SEC or any other federal or state governmental authority;

•	we have not received any notification with respect to the suspension of the qualification or exemption from qualification of the common stock for sale in any jurisdiction or the initiation of any proceeding for that purpose; and

•	no event or circumstance has occurred which would require us to make changes in the registration statement or this prospectus, or any document incorporated or deemed to be incorporated into the registration statement and the prospectus by reference, so that, in the case of the registration statement, it does not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements in the registration statement not misleading, and in the case of this prospectus, it does not contain any untrue statement of a material fact or any omission to state a material fact required to be stated or necessary to make the statements, in the light of the circumstances under which they were made, not misleading.

      The holders of Series A Preferred Stock are entitled to notice of any meeting of our stockholders and will vote together with the common stockholders as a single class upon any matter submitted to the stockholders for a vote, on an as-converted basis as of the record date of the vote or upon the date of the written consent.

      The holders of Series A Preferred Stock also have a right to participate in our future issuances of any shares of capital stock or securities convertible into or exercisable for any shares of, any class of our capital stock, subject to certain limitations and exceptions.

Warrants

      As of December 31, 2001, there were warrants outstanding to purchase a total of 21,451,887 shares of common stock, comprised of 10,586,484 Investor Warrants and 10,865,403 warrants from previous private placement transactions.

      Investor Warrants. Each Investor Warrant has an initial exercise price of $1.20 per share (the “Warrant Exercise Price”), and is exercisable in whole or in part before December 21, 2005. If the number of shares of outstanding common stock changes after the 2001 Private Placement because of stock dividends, distributions payable in common stock, stock splits, reverse stock splits, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations or the like, the Warrant Exercise Price and the number of shares of common stock issuable upon exercise of each Investor Warrant in effect immediately prior to the deemed issuance will, concurrently with the effectiveness of the deemed issuance, be proportionately decreased or increased, as appropriate. The holders of the Investor Warrants are not entitled to any voting rights or any other rights as a stockholder until the Investor Warrant is duly exercised into shares of common stock.

      If we declare or pay a dividend or other distribution to holders of common stock payable in securities other than common stock, the holders of the Investor Warrants will receive upon exercise, in addition to the entitled number of shares of common stock, the amount of securities they would have received had they exercised prior to the dividend or distribution. Similarly, if the common stock issuable upon exercise of the Investor Warrants is changed into the same or a different number of shares of any class or classes of stock by capital reorganization, reclassification, or otherwise, the holders of the Investor Warrants will receive upon exercise the securities they would have received had they exercised their Investor Warrants prior to the reorganization or reclassification. Further, if we sell substantially all of our assets or merge or consolidate with or into another entity, the Investor Warrants will be exercisable into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of common stock deliverable upon exercise of the Investor Warrants would have been entitled to receive upon the sale, merger or consolidation based on the applicable Warrant Exercise Price, effective with respect to the sale, merger or consolidation.

      We may require the warrant holder to exercise the Investor Warrants provided that:

•	the registration statement containing this prospectus is effective;

•	the average closing price of our common stock as reported by The Nasdaq Stock Market over the 20 consecutive trading-day period ending not more than five business days prior to our notice of exercise is greater than or equal to the product of (x) the Warrant Exercise Price in effect on the last day of the 20 consecutive trading-day period and (y) 2.00; and

•	from the date of our notice to the exercise date:

•	we have not received any request from the SEC or any other federal or state governmental authority for amendments or supplements to the registration statement or this prospectus or for additional information;

•	no stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose has been issued by the SEC or any other federal or state governmental authority;

•	we have not received any notification with respect to the suspension of the qualification or exemption from qualification of the common stock for sale in any jurisdiction or the initiation of any proceeding for that purpose; and

•	no event or circumstance has occurred which would require us to make changes in the registration statement or this prospectus, or any document incorporated or deemed to be incorporated into the registration statement and the prospectus by reference, so that, in the case of the registration statement, it does not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements in the registration statement not misleading, and that in this case of this prospectus, it does not contain any untrue statement of a material fact or any omission to state a material fact required to be stated necessary to make the statements herein, in the light of the circumstances under which they were made, not misleading.

      Warrants from Previous Transactions. As of December 31, 2001, there were warrants outstanding to purchase a total of 10,865,403 shares of common stock which exclude the Investor Warrants. Generally, each warrant contains provisions for the adjustment of its exercise price and the number of shares issuable upon its exercise upon the occurrence of any stock dividend, stock split, reorganization, reclassification, consolidation and certain dilutive issuances of securities at prices below the then existing applicable warrant exercise price. In addition, the shares of common stock issuable upon any exercise of the warrants provide their holders with rights to have those shares registered and qualified under federal and state securities laws. Some of these warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of common stock at the time of exercise of the warrant after deduction of the aggregate exercise price.

Options

      As of December 31, 2001, there were options issued under our stock option plans outstanding to purchase an aggregate of approximately 9,136,874 shares of common stock at a weighted average exercise price of $4.93, 3,831,044 of which were exercisable. All shares of common stock issuable upon exercise of these options are subject to an effective registration statement on Form S-8 and therefore such shares may be resold without restriction.

DELAWARE LAW AND LIMITATIONS ON CHANGES IN CONTROL

      Certain provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make it more difficult for a third party to acquire us through a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate with us first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposal because, among other things, negotiation of such proposals could result in an improvement of their terms.

      Our amended and restated certificate of incorporation authorizes our board to establish one or more series of undesignated preferred stock, the terms of which can be determined by our board at the time of issuance without the need for stockholder approval. Our amended and restated certificate of incorporation also provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. In addition, our bylaws provide that special meetings of stockholders can be called only by our board of directors, the chairman of our board or our chief executive officer, but do not permit our stockholders to call a special meeting of stockholders. Our amended and restated certificate of incorporation also provides that our board of directors is divided into three classes, with each director assigned to a class with a term of three years. Our bylaws establish an advance notice procedure with regard to stockholder proposals and the nomination of candidates for election of directors other than by or at the direction of our board of director.

      We are subject to Section 203 of the Delaware General Corporation Law, which includes anti-takeover provisions. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of the corporation’s voting stock. These provisions may have an anti-takeover effect, including discouraging attempts that might result in the payment of a premium over the market price for the shares of common stock held by stockholders, or delaying, deferring or preventing a change in control without further action by the stockholders.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the common stock and the Series A Preferred Stock is U.S. Stock Transfer Corporation. The transfer agent’s address and telephone number is 1745 Gardena Avenue, Glendale, California 91204, (818) 502-1404.

PLAN OF DISTRIBUTION

      The selling stockholders named herein, or by pledgees, donees, transferees or other successors-in-interest, selling shares received from a named selling shareholder as a gift, partnership, distribution or other non-sale-related transfer after the date of this prospectus, may offer the shares from time to time in one or more transactions, which may involve crosses or block transactions:

•	on any stock exchange, in The Nasdaq Stock Market, or in the over-the-counter market;

•	in transactions otherwise than on any stock exchange or in the over-the-counter market; or

•	through the writing of options (whether the options are listed on an options exchange or otherwise) on, or settlement of short sales of, the common stock.

Any of these transactions may be effected at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling stockholder or by agreement between the selling stockholder and underwriters, brokers, dealers or agents, or purchasers. If the selling stockholders effect these transactions by selling common stock to or through underwriters, brokers, dealers or agents, those underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchaser of common stock for whom they may act as agent, which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved. The selling stockholders and any brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be underwriters, and any profit on the sale of common stock by them and any discounts, concessions or commissions received by any of these underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

      Under the securities laws of certain states, the common stock may be sold in these states only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

      We will pay all of the expenses incident to the registration, offering and sale of the common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify the selling stockholders and their controlling persons against certain liabilities, including liabilities under the Securities Act. We estimate that the expenses of the offering to be borne by us will be approximately $130,000. We will not receive any proceeds from the sale of any of the common stock by the selling stockholders.

      U.S. Bancorp Piper Jaffray, Inc., acted as placement agent in connection with the 2001 Private Placement which has been or will be converted into the common stock offered hereby, and it received a fee in connection with the 2001 Private Placement.

      We have informed the selling stockholders that the anti-manipulation provisions of Regulation M under the Exchange Act may apply to purchases and sales of common stock by the selling stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the common stock. We have also advised the selling stockholders that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then to the extent required, a prospectus supplement must be distributed setting forth the terms and related information as required.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus has been passed upon by Latham & Watkins, Los Angeles, California.

EXPERTS

      The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP independent public accountants, and are included in reliance upon the authority of said firm as experts in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by us at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and in New York, New

York. Copies of this material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference rooms in New York, New York, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of this information may also be inspected at the reading room of the library of the National Association of Securities Dealers, Inc., 1734 K Street, N.W., Washington, D.C. 20006. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at “http://www.sec.gov.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      You should not rely on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that relate to future events or to our future business or performance. In some cases, you can identify forward-looking statements by words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue” and other similar expressions. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of our markets. Forward-looking statements are subject to known and unknown risks, assumptions, limitations, uncertainties and other factors that may cause our actual results, as well as those of the markets we serve, levels of activity, performance, achievements and prospects to be materially different from those expressed or implied by the forward-looking statements. These risks, uncertainties and factors include, among others, those identified in “Risk Factors” and elsewhere in this prospectus. Except as required by law, we undertake no obligation to update publicly any forward-looking statement for any reason, even if new information becomes available or other events occur.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling stockholders sell all the shares of common stock offered by this prospectus.

•	our annual report on Form 10-K for the fiscal year ended December 31, 2001; and

•	our current reports on Form 8-K, filed on January 18, 2002 and February 6, 2002.

      We have also filed a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act that registers the shares we are offering. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and our common stock.

      We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents. Requests should be addressed to:

Corporate Secretary

Novatel Wireless, Inc.
9360 Towne Centre Drive, Suite 110
San Diego, California 92121
telephone number (858) 320-8800.